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                           February 2, 2024

       Michael Puorro
       Chairman and CEO
       Hanover Bancorp, Inc.
       80 East Jericho Turnpike
       Mineola, New York 11501

                                                        Re: Hanover Bancorp,
Inc.
                                                            color:white;"_
                                                            Registration
Statement on Form S-3
                                                            Filed January 24,
2024
                                                            File No. 333-276668

       Dear Michael Puorro:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Arzonetti at 202-551-8819 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance
       cc:                                              Robert A. Schwartz